EXHIBIT 12
CARRIAGE SERVICES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(unaudited and in thousands)

	2002	2003	2004	2005	2006
Fixed charges:
Interest expense	$18,200	$16,819	$15,984	$24,778	$17,800
Amortization of capitalized expenses related to debt	1,343	954	924	754	714
Rental expense factor	1,529	1,221	1,208	1,268	1,245

Total fixed charges before capitalized interest	21,072	18,994	18,116	26,800	19,759
Capitalized interest	184	131	24	46	50

Total fixed charges	$21,256	$19,125	$18,140	$26,846	$19,809

Earnings available for fixed charges:
Earnings (loss) before income taxes and cumulative effect of change in accounting principle	$9,710	$8,125	$10,034	$(1,449)	$6,201
Add fixed charges before capitalized interest	21,072	18,994	18,116	26,800	$19,759

Total earnings available for fixed charges	$30,782	$27,119	$28,150	$25,351	$25,960

Ratio of earnings to fixed charges (1)	1.45	1.42	1.55	.94	1.31

(1)	For purposes of computing the ratios of earnings to fixed charges and earnings to fixed charges plus dividends: (i) earnings consist of income from continuing operations before provision for income taxes plus fixed charges (excluding capitalized interest) and (ii) “fixed charges” consist of interest expensed and capitalized, amortization of debt discount and expense relating to indebtedness and the portion of rental expense representative of the interest factor attributable to leases for rental property. There were no dividends paid or accrued on the Company’s Common Stock during the periods presented above.